United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 20, 2025		Director of Investor Relations

Vale's 4Q24 Performance

February 20th, 2025



Vale's 4Q24 Performance

February 20th, 2025

1. Opening remarks

2. Financial Performance

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) our ability to deliver decharacterization projects as planned on slides 5; (ii) our ability to deliver growth projects as planned on slide 6; (iii) our revised expectations for capex on slide 9, and (v) cost guidance on slide 14.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

1. Opening remarks

Vale 2030:

A trusted partner with the most competitive and resilient portfolio

VALE


Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

Superior Portfolio
- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth

Trusted Partner
- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency

Performance Driven
- Reference in safety and operational excellence
- Securing competitiveness as a talent-driven and agile company
- Fostering innovation and digital solutions

Strong deliveries in 2024

Safety is our core value

Total recordable injury frequency rate (TRIFR)


3.5
-68%
1.1
2019
2024

Advancing on dam management

57% of the Upstream Dam Decharacterization Program complete

+5 dams removed from emergency level in 2024

On track
No dams at emergency level 3 by 2025

Key achievements

- Mariana agreement
- Railway negotiation
- VGR, Capanema and VBME start-up
- Minas-Rio and Sohar partnerships

All guidances met

Delivering operational stability and focusing on a flexible iron ore portfolio

- Iron ore production reached 328 Mt, the highest level since 2018
- Start-up of Vargem Grande and Capanema: increasing flexibility
- +$2.9/t all-in premium y/y, optimizing our portfolio according to market conditions


Iron Ore Production
(Mt)
89
85
321
328
Original Guidance: 310-320Mt
4Q23
4Q24
2023
2024
Iron ore portfolio (%)
Fe Sales
62.4%
63.2%
12%
8%
68%
11%
17%
1%
70%
12%
Others
High-silica
IOCJ+BRBF +Pellet feed
Agglomerates
4Q23
4Q24

Highest copper production since 2020

Copper *(kt)*


6%
3%
99
102
327
348
Original guidance: 320–355kt
4Q23
4Q24
2023
2024

- Stronger performance at our Salobo and Sudbury mines
- Highest quarterly production since 2020

Nickel *(kt)*


-3%
1%
45
46
165
160
Original guidance[1]: 153–168kt
4Q23
4Q24
2023
2024

- VBME: Eastern Deeps was commissioned in Nov/24
- Thompson under strategic review

[1]After PTVI deconsolidation.

VALE

Focus on improving competitiveness

Iron Ore Cash Cost (C1)

ex-third-party purchases
(US$/t)


22.3
21.8
20.5–22
<20
2023
2024
2025E
2026E

4Q24 C1 <$19/t, with efficiency initiatives gaining momentum

Copper all-in costs

('000 US$/t)


3.4
2.6
2.8–3.3
2023
2024
2025E

Lowest copper all-in since 4Q20

Nickel all-in costs

('000 US$/t)


16.8
15.4
14–15.5
2023
2024
2025E

VBME start-up and asset review to support lower costs

[1]Excludig

VALE

US$ 2 bn shareholder remuneration, new buyback program and capex optimization

Revised capex

(US$ bn)


~6.5
~5.9
Growth
2.0–2.5
~1.6
Sustaining
4.0–4.5
~4.3
2025
Previous guidance
2025
New guidance

Projects Optimization

FX update

BRL-USD @5.70

US$ 2 billion in
dividends and interest on capital

Buyback program
up to 120 million shares
(~3% of outstanding shares)

Novo Carajás: unique mineral endowment


Brazil

VALE

Novo Carajás: unique mineral endowment


North
East
4Alfa
Copaíba
Salobo
Leite
Paulo Afonso
AN34
Cururu
Serra
Leste
(SL1)
Osasco
Salobo
Gameleira
Norte
Furnas
Itacaiunas
Breves
PGG
Alemão
Alemão
Onça Puma
Núcleo
Urbano
Parauapebas
Serra
Norte
(N4)
N5
Itacaré
Serra Norte
Serra Sul
Estrela
Bacaba
Visconde
Cristalino 88
Cristalino
118
Borrachudo
Barão
Pium
Sossego
Canaã dos Carajás
South

10% of global iron ore seaborne market

Unique iron ore and copper endowments, with significant growth potential

5.2 bn tons @ 65.2% Fe

1.2 bn tons @ 0.62% Cu

Positioning Brazil as a key player in critical minerals and a leader in decarbonization

Investment (2025-2030) of

R$ 70 billion

2. Financial Performance

VALE

EBITDA: solid portfolio improvement and cost performance

EBITDA Proforma 4Q24 vs. 3Q24

US$ million


3,773
-202
188
-66
46
181
199
4,119
Proforma EBITDA 3Q24[1]
Price
Iron ore premiums (portfolio optimization)
Volume
Freight
C1 cash cost (iron ore)
Others[2]
Proforma EBITDA 4Q24[1]

[1] Excluding Brumadinho expenses and one-off events. [2] Including FX impact ex-iron ore C1 cash cost (US$ 141 million), by-products revenues (US$ 233 million) and others (US$ -175 million).

Iron Ore: delivering all-in <$50/t

C1 cash cost, ex-third-party purchases

(US$/t)


-10%
20.8
20.6
18.8
4Q23
3Q24
4Q24

Main effects in 4Q24 (y/y)

- Inventory turnover (US$ -1.1/t)
- FX effect (US$ -0.7/t)
- Efficiency initiatives (US$ -0.3/t)

Iron ore & Pellets all-in costs[1]

(US$/t)


-5%
52.3
55.1
49.5
4Q23
3Q24
4Q24

Main effects in 4Q24 (y/y)

- C1 cash cost, ex-3rd-party (US$ -2.0/t)
- All-in premiums (US$ -2.9/t)
- Higher freight rates (US$ +1.2/t)

[1] Not including sustatining invetments.

Energy Transition Metals: strong cost reductions taking advantage of polymetallic orebodies

Copper all-in costs

('000 US$/t)


-66%
3.2
2.9
1.1
4Q23
3Q24
4Q24

Main effects in 4Q24 (y/y)

- Higher by-product revenues (US$ -1.5k/t)
- Lower COGS (US$ -0.4k/t)

Nickel all-in costs

('000 US$/t)


-8%
15.0
18.1
13.9
4Q23
3Q24
4Q24

Main effects in 4Q24 (y/y)

- Higher by-product revenues (US$ -1.3k/t)

VALE

FCF: eliminating overhangs to pave the way for 2025

Free cash flow – 4Q24

US$ million



4,119
168
-1,766
-690
-242
-226
-546
817
-917
-100
-825
1,504
579
4Q24 Proforma EBITDA
Working capital
CAPEX
Net financial expenses & income taxes¹
Associates & JVs²
Brumadinho incurred expenses & dam decharacterization.³
Others⁴
Free Cash Flow (recurring)
One-off effects⁵
Free Cash Flow
Brumadinho & Samarco⁶
Cash/liability management and Others⁷
Increase in cash and cash equivalents
Cash flow
Debt & commitments amortization and cash/liability management

[1] Includes interest in loans and borrowings (US$ 224 million), income taxes (US$ 416 million) and others. [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA. [3] Includes dam decharacterization expenses (US$ 128 million) and Brumadinho incurred expenses (US$ 98 million). [4] Includes regular railway payments (US$ 134 million), streaming effects (US$ 114 million), derivatives (US$ 83 million), shareholder debentures (US$ 94 million) and others. [5] Includes advanced payment related to renegotiation of railway concession contracts (US$ 656 million), Minas-Rio transaction (US$ 30 million) and other non-recurring items. [6] Payments related to Brumadinho (US$321 million) and Samarco (US$ 504 million) agreements. [7] Includes new funds raised (US$ 1.933 billion), partially offset by debt repayment (US$ 429 million).

Expanded net debt: stable q/q

Expanded net debt

US$ million


16,472
-817
917
-606
462
38
16,466
US$ 20 bn
Expanded net debt target range maintained
US$ 10 bn
Cash effects
Accounting effects
Expanded net debt 3Q24
Recurring FCF
One-off FCF effects
Provisions adjustments (PV & FX)
Swaps adjustments (mark-to-market)
Debt, leases and cash adjustments (FX, others)
Expanded net debt 4Q24

Key takeaways



Delivering operational stability
Highest iron ore and copper volumes since 2018

Accelerating efficiency initiatives
C1 below $19 in Q4 and capex optimization

Ramping up transformational projects
Vargem Grande and Capanema already increasing flexibility

Building the right portfolio
Novo Carajás program launched, unique endowment enhancing value

Healthy shareholder returns
Balancing capex, growth and strong shareholder returns